

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

<u>Via E-mail</u>
Ms. Anne G. Waleski
Vice President and Chief Financial Officer
Markel Corporation
4521 Highwoods Parkway
Glen Allen, VA 23060-6148

      Re: Markel Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 001-15811

Dear Ms. Waleski:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Joel Parker

                          Joel Parker
                          Accounting Branch Chief